May 22, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NeuroMetrix, Inc.
Registration Statement on Form S-1 (SEC File No. 333-188133)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of NeuroMetrix, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on May 26, 2015 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 73 copies of the Preliminary Prospectus dated May 22, 2015 through the date hereof, to underwriters, dealers, institutions and others.

We have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC
as representative

By:	/s/ James Siegel
	Name:	James Siegel
	Title:	Co-General Counsel